

Mail Stop 3233

October 16, 2015

Via E-mail
David Sobelman
Chairman of the Board, President, Secretary, Treasurer
Generation Income Properties, Inc.
1000 North Ashley Drive
Suite 610
Tampa, FL 33602

> **Re:** **Generation Income Properties, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 16, 2015**
> **File No. 024-10481**

Dear Mr. Sobelman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that you intend to elect to be taxed as a REIT and that you have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable,

> please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example only, please provide cover page summary risk factors, a summary tabular compensation table, and prior performance disclosure.

Cover page

2.   We note your disclosure that you are "an internally managed net lease investment company." Please remove the reference to you being an "investment company."

Summary Risk Factors, page 7

3.   We note that you intend to hire Calkain to serve as your property manager. Please add risk factor disclosure regarding conflicts associated with hiring an affiliated party. Additionally, please add summary risk factor disclosure and risk factor disclosure, if true, that you are not ever required to provide a liquidity event , that you may change investment objectives without shareholder notice or consent, and that you may pay distributions from any source, including use of proceeds and borrowings.

Our Organizational Structure, page 8

4.   We note the reference in your organizational structure to "property owning entities." Please clarify in greater detail the ownership of the operating partnership in these entities, including the expected percentage of the OP's ownership in such entities.

Risk Factors, page 12

5.   Please add a risk factor to disclose your net losses to date.

6.   Please add a risk factor to disclose that if you pay distributions in excess of earnings, this could result in further dilution to shareholders.

We have no operating history …, page 16

7.   We note your disclosure that you will "only commence operations upon completion of the offering and if we are able to raise sufficient funds to acquire suitable properties." Please clarify whether you will return any funds received if you are not able to raise sufficient funds.

We may incur mortgage indebtedness and other borrowings, page 25

8.   We note your reference to independent directors. It does not appear that you have any independent directors. Please advise or revise your disclosure as appropriate.

Use of Proceeds, page 27

9.   We note that you may reimburse Mr. Sobelman up to $100,000 for costs associated with the offering. In this section, please describe the costs that you are reimbursing.

Market Opportunity, page 34

10.   We note that you refer to yourself as being "well-capitalized." We also note that you currently have nominal assets and a net loss. Please revise accordingly.

Management's Discussion and Analysis …, page 39

Off-Balance Sheet Arrangements, page 42

11.   We note you refer to an "above described situation." Please revise to clarify what you mean by this reference.

Conflicts of Interest, page 46

12.   Please disclose any potential conflicts associated with hiring Calkain as your property manager.

Signatures

13.   Please include the signature of your chief financial officer and principal accounting officer. See the Instructions to the Signatures on Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202)551-3856, or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Dan Mirman, Esq. (*via e-mail*)